KEGLER, BROWN, HILL & RITTER CO. , L.P.A.
65 East State Street, Suite 1800
Columbus, Ohio 43215
Telephone: (614) 462-5441
Facsimile: (614) 464-2634
E-Mail: phess@keglerbrown.com
January 5, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings Mr. Ronald E. Alper

Re:	PowerSecure International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 17, 2009
File No. 001-12014
Gentlemen:
     In reference to the Staff’s letter to PowerSecure International, Inc., dated December 30, 2009, which sets forth comments by the Staff of the Securities and Exchange Commission regarding PowerSecure’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 2, 2009, and PowerSecure’s Definitive Proxy Statement on Schedule 14A, filed on April 17, 2009, PowerSecure has requested an extension of time to respond to the Staff’s comments.
     This letter will confirm my telephone conference with Mr. Alper on January 4, 2010, in which the Staff granted to PowerSecure an extension of time to respond to the Staff’s comments until January 28, 2010.
     If you have any questions regarding the foregoing, please feel free to contact me.
Sincerely,
/s/ Paul R. Hess

cc:	Sidney Hinton (Chief Executive Officer) Christopher T. Hutter (Chief Financial Officer) Gary J. Zuiderveen (Principal Accounting Officer)